Exhibit 99.2

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
	As at	As at
	December 31,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$4,400	$7,187
Accounts receivable	206,631	216,786
Petroleum product inventory	83,868	37,261
Prepaid expenses and other current assets	2,539	4,803
Financial derivative instruments (note 13)	487	5,314
	297,925	271,351

Investments	-	18,733
Property, plant and equipment (note 5)	832,250	2,025,044
Intangible assets (note 6)	118,845	132,478
Goodwill (note 7)	100,409	100,409
Future income taxes (note 12)	50,375	-
	$1,399,804	$2,548,015
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$227,944	$221,417
Cash distributions payable	12,646	13,468
Current portion of convertible debentures (note 8)	148,981	-
Financial derivative instruments (note 13)	37,849	86,441
	427,420	321,326

Long-term debt - revolving term credit facility (note 8)	72,882	264,776
Long-term debt - convertible debentures (note 8)	251,891	240,486
Asset retirement obligation (note 9)	22,057	61,464
Long-term financial derivative instruments (note 13)	19,601	103,403
Other long-term liabilities (notes 9 and 11)	18,735	12,496
Future income taxes (note 12)	-	162,665
Commitments (note 18)

Unitholders’ equity
Unitholders’ contributions (note 10)	2,866,268	2,834,177
Convertible debentures equity component	25,092	15,940
Contributed surplus (note 10)	2,953	2,953
Accumulated income	1,919	337,014
Accumulated distributions (note 17)	(2,309,014)	(1,808,685)
	587,218	1,381,399
	$1,399,804	$2,548,015

The accompanying notes to the consolidated financial statements are an integral part of these statements.

On behalf of the Board of Directors:

John B. Zaozirny, Q.C.	Grant D. Billing, CA
Director	Director

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)

	Year ended
	December 31,
	2010	2009
Revenue
Product sales and service revenue (note 15)	$1,746,557	$1,630,491
Realized loss on buyout of financial derivative instruments (note 13)	(199,059)	-
Realized loss on financial derivative instruments	(50,865)	(66,743)
Unrealized gain offsetting buyout of financial derivative instruments (note 13)	177,723	-
Unrealized loss on financial derivative instruments	(52,599)	(111,610)
	1,621,757	1,452,138
Expenses
Cost of goods sold	1,397,901	1,305,191
Production, operating and maintenance	18,504	14,532
Transportation	18,442	23,985
Depreciation and accretion	45,718	53,164
General and administrative (note 11)	36,671	45,323
Strategic review and restructuring (note 16)	13,782	9,255
Interest on bank debt	7,302	2,853
Interest and accretion on convertible debentures	22,421	21,957
Gain on sale of assets, foreign exchange and other (note 4)	(3,826)	5,897
	1,556,915	1,482,157
Income (loss) from continuing operations before taxes	64,842	(30,019)
Current tax (recovery) expense	(6,956)	225
Future income tax recovery (note 12)	(31,694)	(35,412)
	(38,650)	(35,187)
Net income from continuing operations	103,492	5,168
Net loss from discontinued operations (note 17)	(438,587)	(94,188)
Net loss for the year	$(335,095)	$(89,020)
Accumulated income, beginning of year	$337,014	$426,034
Accumulated income, end of year	$1,919	$337,014
Net income from continuing operations per unit
- basic	$0.39	$0.02
- diluted	$0.37	$0.02
Net loss per unit
- basic	$(1.26)	$(0.34)
- diluted	$(1.18)	$(0.34)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
	Year ended
	December 31,
	2010	2009
Cash (used for) provided by operating activities
Net income for the period from continuing operations	$103,492	$5,168
Add (deduct) non-cash items:
Depreciation and accretion	45,718	53,164
Non-cash interest expense and other	5,429	4,660
Non-cash unit based compensation expense (note 11)	1,280	4,569
Unrealized gain offsetting buyout of financial derivative instruments	(177,723)	-
Unrealized loss on financial derivative instruments	52,599	111,610
Unrealized foreign exchange (gain) loss and other (note 4)	(3,786)	4,095
Gain on sale of assets (note 4)	(3,300)	-
Future income tax recovery	(31,694)	(35,412)
Continuing operations	(7,985)	147,854
Discontinued operations	(2,436)	116,152
	(10,421)	264,006
Site restoration expenditures related to discontinued operations	(2,041)	(5,399)
Change in non-cash operating working capital	(27,207)	45,641
	(39,669)	304,248
Cash used for financing activities
Issuance of convertible debentures, net of issue costs (note 8)	164,654	-
Decrease in long-term debt	(192,380)	(265,245)
Distributions to unitholders	(191,639)	(196,217)
Issue of trust units	32,091	28,106
Change in non-cash financing working capital	(822)	(6,620)
	(188,096)	(439,976)
Cash provided by investing activities
Capital expenditures	(77,959)	(127,369)
Acquisitions	(27,573)	(18,833)
Proceeds on sale of assets	212,131	306,345
Proceeds on sale of discontinued operations (note 17)	106,779	-
Change in non-cash investing working capital	11,600	(21,857)
	224,978	138,286
(Decrease) increase in cash and cash equivalents	(2,787)	2,558
Cash and cash equivalents, beginning of year	7,187	4,629
Cash and cash equivalents, end of year	$4,400	$7,187

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$25,448	$27,826
Cash taxes (received) paid	$(2,576)	$3,199

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian dollars (000s)
	Year ended
	December 31,
	2010	2009
Net loss for the year	$(335,095)	$(89,020)
Other comprehensive income, net of taxes
Reclassification adjustment of loss on available-for-sale investment included in net income	-	2,111
Unrealized gain on available-for-sale investments (net of taxes)	-	72
	-	2,183

Comprehensive loss	$(335,095)	$(86,837)

Accumulated other comprehensive loss, beginning of year	-	(2,183)
Other comprehensive income	-	2,183
Accumulated other comprehensive income, end of year	$-	$-
Accumulated income, end of year	1,919	337,014
Accumulated distributions, end of year	(2,309,014)	(1,808,685)
Retained earnings (deficit), end of year	(2,307,095)	(1,471,671)
Accumulated other comprehensive income, end of year	-	-
Total retained earnings (deficit) and accumulated other comprehensive income, end of year	$(2,307,095)	$(1,471,671)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the Consolidated
Financial Statements

(Tabular amounts in Cdn $ 000’s, except unit and per unit amounts, and as noted)

December 31, 2010

1.	Structure of the Trust

Provident Energy Trust (the “Trust” or “Provident”) is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time.  The beneficiaries of the Trust are the unitholders.  The Trust was established to hold, directly and indirectly, all types of petroleum and natural gas and energy related assets, including without limitation facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets.  The Trust commenced operations March 6, 2001.

Cash flow is provided to the Trust from properties owned and operated by directly and indirectly owned subsidiaries of the Trust. Cash flow is paid to the Trust by way of royalty payments, interest payments, principal debt repayments and dividends or partnership distributions.  The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” (see note 19).

2.	Significant accounting policies

i)	Principles of consolidation

The consolidated financial statements include the accounts of Provident, including the consolidated accounts of all wholly and partially owned subsidiaries, and are presented in accordance with Canadian generally accepted accounting principles.  Certain comparative figures have been reclassified to conform to the current year presentation. In particular, the comparative figures have been reclassified to reflect discontinued operations presentation for the Canadian oil and natural gas production (“Provident Upstream” or “COGP”) business (see note 17).

ii)	Financial instruments

All financial instruments, including derivatives, are recognized on Provident’s Consolidated Balance Sheet.  Derivatives are measured at fair value with unrealized gains and losses reported in net income.  Investments in equity instruments that are not quoted in an active market are recorded at cost.  Investments in equity instruments that are quoted in an active market are measured at fair value, with reference to published price quotations, and unrealized gains and losses are reported in accumulated other comprehensive income.  Provident’s other financial instruments (accounts receivable, accounts payable and accrued liabilities, cash distributions payable, and long-term debt) are measured at amortized cost using the effective interest rate method.  Transaction costs are included with the associated financial instruments and amortized accordingly.

iii)	Cash and cash equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with an original maturity of three months or less when purchased.

iv)	Inventory

Inventories of products are valued at the lower of average cost and net realizable value based on market prices.

v)	Property, plant & equipment and intangible assets

Provident follows the full cost method of accounting for oil and natural gas exploration and development activities. Costs associated with the acquisition and development of oil and natural gas reserves are capitalized and accumulated in one cost centre as all of the oil and natural gas assets are in Canada.  Such costs include lease acquisition, lease rentals on non-producing properties, geological and geophysical activities, drilling of productive and non-productive wells, and tangible well equipment.  Gains or losses on the disposition of oil and gas properties are not recognized unless the resulting change to the depletion and depreciation rate is 20 percent or more.  All other property, plant and equipment, including midstream assets, are recorded at cost.  Expenditures relating to renewals or betterments that improve the productive capacity or extend the life of property, plant and equipment are capitalized.  Maintenance and repairs are expensed as incurred.  Products required for line-fill and cavern bottoms are presented as part of property, plant and equipment and are stated at the lower of historic cost and net realizable value and are not depreciated.

a)	Depletion, depreciation and accretion

Midstream facilities, including natural gas liquids storage facilities and natural gas liquids processing and extraction facilities are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 30 to 40 years.  Intangible assets are amortized over the estimated useful lives of the assets, which range from 15 months to 15 years.  Capital assets related to pipelines and office equipment are carried at cost and depreciated using the straight-line method over their economic lives.

The provision for depletion and depreciation for oil and natural gas assets is calculated using the unit-of-production method based on current production divided by Provident’s share of estimated total proved oil and natural gas reserve volumes, before royalties.  Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of 6,000 cubic feet of natural gas to one barrel of oil.  In determining its depletion base, Provident includes estimated future costs for developing proved reserves, and excludes estimated salvage values of tangible equipment and the cost of unproved properties.

b)	Impairment

For Midstream property, plant and equipment, and intangible assets, an impairment loss is recognized when the carrying amount exceeds the fair value.

Oil and natural gas assets accounted for using the full cost method are subject to a ceiling test.  The ceiling test calculation is performed by comparing the carrying value of the assets to the sum of the undiscounted proved reserve cash flows using future price estimates.  If the carrying value is not recoverable, the assets are written down to their fair value.  Fair value is determined by the future cash flows from the proved plus probable reserves discounted at Provident’s risk free interest rate.   Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment.

vi)	Joint venture

Provident conducts many of its activities through joint ventures and the accounts reflect only Provident’s proportionate interest in such activities.

vii)	Goodwill

Goodwill, which represents the excess of cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment.  To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit.  If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment.  The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill.  Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount.  Goodwill is not amortized.

viii)	Asset retirement obligation

Under the asset retirement obligation (“ARO”) standard the fair value of a liability for an ARO is recorded in the period where a reasonable estimate of the fair value can be determined.  When the liability is recorded, the carrying amount of the related asset is increased by the same amount of the liability.  The asset recorded is depleted over the useful life of the asset.  Additions to asset retirement obligations due to the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the obligation.

ix)	Unit based compensation

Provident has a unit based compensation plan whereby notional units are granted to employees. The fair value of these notional units is estimated and recorded as non-cash unit based compensation (a component of general and administrative expenses).  A portion relating to operational employees at field and plant locations is allocated to operating expense.  The offsetting amount is recorded as accrued liabilities or other long-term liabilities. A realization of the expense and a resulting reduction in cash provided by operating activities occurs when a cash payment is made.

x)	Trust unit calculations

The dilutive effect of convertible debentures is determined using the "if-converted" method whereby the outstanding debentures at the end of the period are assumed to have been converted at the beginning of the period or at the time of issue if issued during the year.  Amounts charged to income or loss relating to the outstanding debentures are added back to net income for the diluted calculation. The units issued upon conversion are included in the denominator of per unit - basic calculations from the date of issue.

xi)	Income taxes

Provident follows the liability method for calculating income taxes.  Differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the future tax liability.  The effect of any change in income tax rates is recognized in the current period income.

Provident is a taxable entity under the Income Tax Act (Canada) and, until December 31, 2010, was currently taxable only on income that is not distributed or distributable to the unitholders.  As Provident distributes all of its taxable income to the unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for current income taxes has been made in the Trust.

xii)	Revenue recognition

Revenue associated with the sales of Provident’s natural gas, natural gas liquids (“NGLs”) and crude oil owned by Provident is recognized when title passes from Provident to its customer.

Revenues associated with the services provided where Provident acts as agent are recorded on a net basis when the services are provided.  Revenues associated with the sale of natural gas liquids storage services are recognized when the services are provided.

xiii)	Foreign currency translation

The accounts of integrated foreign operations are translated using the temporal method, under which monetary assets and liabilities are translated at the period-end exchange rate, other assets and liabilities at the historical rates, and revenues and expenses at the rates for the period, except depreciation, depletion and accretion which is translated on the same basis as the related assets.  Translation gains and losses are included in income in the period in which they arise.

xiv)	Use of estimates

The preparation of financial statements requires management to make estimates based on currently available information.  Actual results could differ from those estimated.  In particular, management makes estimates for amounts recorded for depletion and depreciation of the property, plant and equipment, financial derivative instruments, asset retirement obligation, unit based compensation and income taxes.  The ceiling test uses factors such as estimated reserves, production rates, estimated future petroleum and natural gas prices and future costs.  Due to the inherent limitations in metering and the physical properties of storage caverns and pipelines, the determination of precise volumes of NGLs held in inventory at such locations is subject to estimation. Actual inventories of NGLs can only be determined by draining of the caverns.  By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

3.	Changes in accounting policies and practices

       A.    Recent accounting pronouncements

The Canadian Institute of Chartered Accountants (CICA) released a number of conforming amendments to existing handbook sections effective January 1, 2011 in order to reduce the number of GAAP differences for entities transitioning to International Financial Reporting Standards (IFRS) that choose to early adopt these sections.  The new standards are intended to converge with International Financial Reporting Standards. Amended sections include CICA Handbook sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements”, and 3855 “Financial Instruments – recognition and measurement”.  Provident did not elect to early adopt these amended sections and thus the amendments have no effect on the current year’s financial statements.

International Financial Reporting Standards

The Canadian Accounting Standards Board (AcSB) has confirmed that publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.  This adoption date requires the restatement, for comparative purposes, of amounts reported by Provident for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010. Provident’s IFRS conversion continues to progress according to the project plan and Provident expects to meet its 2011 financial reporting requirements under IFRS.

4.	Gain on sale of assets, foreign exchange and other

Gain on sale of assets, foreign exchange and other is comprised of:

Gain on sale of assets, foreign exchange and other	Year ended December 31,
($ 000s)	2010	2009
Realized loss on foreign exchange	$3,425	$1,802
Gain on sale of assets	(3,300)	-
Other	(165)	-
	(40)	1,802
Unrealized loss on foreign exchange	808	4,095
Gain on termination of agreement	(4,900)	-
Other	306	-
	(3,786)	4,095
Total	$(3,826)	$5,897

During the third quarter of 2010, Provident agreed to terminate a multi-year condensate storage and terminalling services agreement with a third party in exchange for a parcel of land valued at $4.9 million. The transaction was accounted for as a non-monetary transaction and included in property, plant and equipment on the Consolidated Balance Sheet with a corresponding gain included in “Gain on sale of assets, foreign exchange and other” on the Consolidated Statement of Operations.

In the third quarter of 2010, Provident received proceeds of $3.3 million from the sale of certain asset-backed commercial paper investments that had previously been written off. Provident recorded a gain on sale in “Gain on sale of assets, foreign exchange and other” on the Consolidated Statement of Operations.

5.	Property, plant and equipment

As at December 31, 2010	Cost	Accumulated depreciation	Net book value
Midstream assets	$959,604	$138,863	$820,741
Office equipment	45,491	33,982	11,509
Total	$1,005,095	$172,845	$832,250

As at December 31, 2009	Cost	Accumulated depletion and depreciation	Net book value
Oil and natural gas properties	$2,893,330	$1,657,694	$1,235,636
Midstream assets	883,840	113,820	770,020
Office equipment	47,174	27,786	19,388
Total	$3,824,344	$1,799,300	$2,025,044

As at December 31, 2010, Midstream assets include land of $4.9 million (December 31, 2009 - nil) and products required for line-fill and cavern bottoms of $43.9 million (2009 - $43.9 million) which are excluded from costs subject to depreciation.

6.	Intangible assets

As at December 31, 2010	Cost	Accumulated amortization	Net Book value

Midstream contracts and customer relationships	$183,100	75,062	$108,038
Other intangible assets - Midstream	16,308	5,501	10,807
Total	$199,408	$80,563	$118,845

As at December 31, 2009	Cost	Accumulated amortization	Net Book value

Midstream contracts and customer relationships	$183,100	61,862	$121,238
Other intangible assets - Midstream	16,308	5,068	11,240
Total	$199,408	$66,930	$132,478

In 2009, Provident recognized an impairment of $12.4 million on a specific Midstream marketing contract. The impairment was recognized in the Consolidated Statement of Operations in depreciation and accretion expense.

7.	Goodwill

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs.  The impairment test includes a comparison of the net book value of Provident’s assets to the estimated fair value of the Midstream business. Valuation methodologies included discounted cash flow, a transaction-based approach and a market-based approach, using trading multiples.  The fair value of the Midstream business was in excess of the respective carrying value, therefore no write down of goodwill was required in 2009 or 2010. Goodwill is not amortized.

8.	Long-term debt

	As at	As at
	December 31, 2010	December 31, 2009
Revolving term credit facility	$72,882	$264,776
Convertible debentures	251,891	240,486
Current portion of convertible debentures	148,981	-
	400,872	240,486
Total	$473,754	$505,262

i)	Revolving term credit facility

The Trust entered into a credit agreement (the "Credit Facility") as of June 29, 2010, among the Trust, National Bank of Canada as administrative agent and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  The Credit Facility is secured by all of the assets of the Trust and its restricted subsidiaries including the Midstream business. Pursuant to the Credit Facility, the Lenders have agreed to provide the Trust with a credit facility of $500 million which under an accordion feature can be increased to $750 million at the option of the Trust, subject to obtaining additional commitments.  The Credit Facility also provides for a separate $60 million Letter of Credit facility. As part of the recently completed corporate conversion on January 1, 2011, the Credit Facility was amended to reflect the assignment of the Credit Facility from the Trust to Provident Energy Ltd. who has assumed all covenants and obligations in respect of the Credit Facility following the conversion.

The terms of the Credit Facility provide for a revolving three year period expiring on June 28, 2013 (subject to customary extension provisions). Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, LIBOR loans, or letters of credit.  As at December 31, 2010, Provident had drawn $75.5 million or 15 percent of its Credit Facility.  Included in the carrying value at December 31, 2010 were financing costs of $2.4 million (December 31, 2009 – nil). At December 31, 2010 the effective interest rate of the outstanding Credit Facility was 4.1 percent (December 31, 2009 – 1.4 percent). At December 31, 2010 Provident had $47.9 million in letters of credit outstanding (December 31, 2009 - $27.2 million) that guarantee Provident’s performance under certain commercial and other contracts.

ii)	Convertible debentures

In November 2010, Provident issued $172.5 million aggregate principal amount of convertible unsecured subordinated debentures ($164.7 million, net of issue costs). The debentures bear interest at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing June 30, 2011 and mature on December 31, 2017. The debentures may be converted into equity at the option of the holder at a conversion price of $10.60 per trust unit prior to the earlier of December 31, 2017 and the date of redemption, and may be redeemed by Provident under certain circumstances. Upon conversion of the 5.75% debentures, Provident may elect to pay the holder cash at the option of Provident. The debentures were initially recorded at fair value of $163.3 million ($155.5 million, net of issue costs). The difference between the fair value and net proceeds of $9.2 million was recorded as a component of equity.

On closing of the plan of arrangement effecting the merger of Provident’s oil and natural gas production business with Midnight Oil Exploration Ltd. to form Pace Oil & Gas Ltd. (see note 17), Provident’s 6.5% debentures conversion prices were adjusted in accordance with the applicable debenture indenture.  The conversion price for Provident’s 6.5% debentures maturing on August 31, 2012 was adjusted from $13.75 per trust unit to $11.56 per trust unit.  The conversion price for Provident’s 6.5% debentures maturing on April 30, 2011 was adjusted from $14.75 to $12.40 per trust unit.

Upon maturity in 2009, Provident repaid $25.1 million to the holders of its 8.0% convertible debentures and the balance of the equity component of the 8.0% convertible debentures of $1.3 million was transferred to contributed surplus.

Provident may elect to satisfy interest and principal obligations by the issue of trust units.  For the year ended December 31, 2010, no debentures were converted to trust units at the election of debenture holders (2009 – nil). Included in the carrying value at December 31, 2010 were financing costs of $9.0 million (2009 – $3.0 million). At December 31, 2010, the fair value of convertible debentures approximates the face value of the instruments. The following table details each series of outstanding convertible debentures:

	As at		As at
Convertible Debentures	December 31, 2010		December 31, 2009
($000s except conversion pricing)	Carrying Value (1)	Face Value	Carrying Value (1)	Face Value	Maturity Date	Conversion Price per unit (2)
6.5% Convertible Debentures	$148,981	$149,980	$146,028	$149,980	April 30, 2011	$12.40
6.5% Convertible Debentures	96,084	98,999	94,458	98,999	Aug. 31, 2012	11.56
5.75% Convertible Debentures	155,807	172,500			Dec. 31, 2017	10.60
	$400,872	$421,479	$240,486	$248,979
(1) Excluding equity component of convertible debentures.
(2) The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit.

9.	Asset retirement obligation

Provident’s asset retirement obligation is based on its net ownership in property, plant and equipment and represents management’s estimate of the costs to abandon and reclaim those assets as well as an estimate of the future timing of the costs to be incurred.   Estimated cash flows have been discounted at Provident’s average credit-adjusted risk free rate of seven percent and an inflation rate of two percent has been estimated for future years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $210.9 million (2009 - $195.5 million and $307.0 million related to the Upstream oil and gas discontinued operations).  The estimated costs include such activities as dismantling, demolition and disposal of the facilities as well as remediation and restoration of the surface land.  Payments to settle the midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets.  Settlement of these obligations is expected to occur in 27 to 37 years.

	As at	As at
	December 31,	December 31,
($ 000s)	2010	2009
Carrying amount, beginning of year	$61,464	$59,432
Acquisitions	1,442	875
Dispositions	(32,016)	(9,550)
Change in estimate	-	10,992
Increase in liabilities incurred during the period	220	856
Settlement of liabilities during the period - discontinued operations	(2,041)	(5,399)
Transfer to other long-term liabilities (1)	(9,928)	-
Accretion of liability - continuing operations	1,416	1,126
Accretion of liability - discontinued operations	1,500	3,132
Carrying amount, end of year	$22,057	$61,464
(1) Commencing on June 30, 2010, obligations associated with residual Upstream properties million have been classified as other long-term liabilities on the balance sheet.

10.	Unitholders’ contributions

Provident has authorized capital of an unlimited number of voting trust units.

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement on the basis of one common share in Provident Energy Ltd. in exchange for each trust unit held in the Trust. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” (see note 19).

Provident’s premium distribution, distribution reinvestment and optional unit purchase plan (the “DRIP”) provides unitholders with a means to automatically reinvest sums received on account of distributions on Trust units. Pursuant to the corporate conversion, the Trust assigned the DRIP to Provident Energy Ltd. (“PEL DRIP”). As a result, all existing participants in the DRIP were deemed to be participants in the PEL DRIP without any further action on their part and holders of common shares may participate in the PEL DRIP with respect to any cash dividends declared and paid by Provident Energy Ltd. on the common shares.

	Year ended December 31,
	2010		2009
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of year	264,336,636	$2,834,177	259,087,789	$2,806,071
Issued pursuant to the distribution reinvestment plan	4,002,565	28,635	4,913,799	25,732
To be issued pursuant to the distribution reinvestment plan	426,291	3,456	335,048	2,374
Balance at end of year	268,765,492	$2,866,268	264,336,636	$2,834,177

The basic per trust units amounts for 2010 were calculated based on the weighted average number of units outstanding of 266,008,193 (2009 – 261,540,079). The diluted per trust units amounts for 2010 are calculated including an additional 16,273,585 trust units (2009 – nil) as well as an add-back to earnings of $1.3 million (2009 – nil) for the dilutive effect of the convertible debentures.

The following table reconciles the movement in the contributed surplus balance.

	Year ended December 31,
	2010	2009
Contributed surplus, beginning of the year	$2,953	$1,695
Transferred from convertible debentures equity component on maturity (see note 8)	-	1,258
Contributed surplus, end of year	$2,953	$2,953

11.	Unit based compensation

Restricted trust units (RTU)/Performance trust units (PTU)

Certain employees of Provident are granted restricted trust units (RTUs) and/or performance trust units (PTUs), both of which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional trust units.  The grants are based on criteria designed to recognize the long term value of the employee to the organization.  RTUs typically vest evenly over a period of three years commencing at the grant date.  Payments are made on the anniversary dates of the RTU to the employees entitled to receive them on the basis of a cash payment equal to the value of the underlying notional units.  PTUs vest three years from the date of grant and can be increased to a maximum of double the PTUs granted or a minimum of nil PTUs depending on Provident’s annualized total unitholder return.

The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period.  At December 31, 2010, $7.4 million (2009 - $12.2 million) is included in accounts payable and accrued liabilities for this plan and $10.4 million (2009 - $12.5 million) is included in other long-term liabilities.

	Year ended December 31,
	2010	2009
Cash general and administrative	$6,880	$5,047
Non-cash unit based compensation (included in general and administrative)	1,280	4,569
Production, operating and maintenance expense	288	790
	$8,448	$10,406

The following table reconciles the expense recorded for RTUs and PTUs.

	RTUs	PTUs
Opening balance January 1, 2009	1,139,835	3,400,330
Grants	911,263	1,813,312
Reinvested through notional distributions	218,283	569,119
Exercised	(530,556)	(1,602,482)
Forfeited	(162,702)	(221,157)
Ending balance December 31, 2009	1,576,123	3,959,122
Grants	672,155	1,385,636
Reinvested through notional distributions	105,956	328,868
Exercised	(857,751)	(2,873,270)
Forfeited	(321,475)	(356,775)
Ending balance December 31, 2010	1,175,008	2,443,581

At December 31, 2010, all RTUs and PTUs have been valued at market price.

12.	Income taxes

The future income tax asset (liability) is comprised of the following:

	As at	As at
	December 31,	December 31,
	2010	2009
Property, plant and equipment in excess of tax value	$(132,602)	$(343,095)
Asset retirement obligation	7,696	15,502
Financial derivative instruments	18,454	55,240
Non-capital losses	145,153	105,811
Capital losses	-	49,114
Other	21,817	15,863
Valuation allowance	(10,143)	(61,100)
	$50,375	$(162,665)

Included in the future income tax asset is estimated non-capital loss carry forwards that expire in 2026 through 2030. Provident’s valuation allowance applies to attributed Canadian royalty income (ACRI) and other temporary differences that reduce the amount recorded to the expected amount to be realized.

The amount and timing of reversals of temporary differences depends on Provident’s future operating results, acquisitions and dispositions of assets and liabilities, and distribution policy.  A significant change in any of the preceding assumptions could materially affect Provident’s estimate of the future tax liability.

The income tax provision differs from the expected amount calculated by applying the Provident’s combined federal and provincial/state income tax rate of 28.03 percent (2009 – 29.51 percent) as follows:

	Year ended December 31,
	2010	2009
Expected income tax expense (recovery), from continuing operations	$18,175	$(8,859)
Increase (decrease) resulting from:
Income of the Trust	(53,667)	(37,278)
Withholding tax	-	1,172
Change in future tax asset held in the Trust	1,668	2,734
Other	(4,826)	6,414
Income tax recovery, from continuing operations	$(38,650)	$(35,817)

13.	Financial instruments

Risk Management overview

Provident has a comprehensive Enterprise Risk Management program that is designed to identify and manage risks that could negatively affect its business, operations or results. The program’s activities include risk identification, assessment, response, control, monitoring and communication.

Provident’s Risk Management group executes the program with oversight from the Risk Management Committee (“RMC”), which provides regular reports to the Audit Committee and Board of Directors.

Provident has established and implemented Risk Management strategies, policies and limits that are monitored by Provident’s Risk Management group.  The derivative instruments Provident uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing. The purchase of put option contracts effectively create a floor price for the commodity, while allowing for full participation if prices increase.  The purchase of call options allow for a commodity to be purchased at a fixed price at the option of the contract holder.  Costless collars are contracts that provide a floor and a ceiling price and allowing participation within a set range.  Participating swaps are contracts that provide a floor and also provide a ceiling for a certain percentage of the volume of the contract.  Fixed price swaps are contracts that specify a fixed price at which a certain volume of product will be bought or sold at in the future.

The Risk Management group monitors risk exposure by generating and reviewing mark-to-market reports and counterparty credit exposure of Provident’s outstanding derivative contracts.  Additional monitoring activities include reviewing available derivative positions, regulatory changes and bank and analyst reports.

Provident’s commodity price risk management program utilizes derivative instruments to provide for protection against lower commodity prices and product margins, as well as fluctuating interest and foreign exchange rates.  Provident may also use derivative instruments to protect acquisition economics.  The program is designed to stabilize cash flows in order to support cash distributions, capital programs and bank financing.  The risk management strategy provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the midstream business.  Provident seeks to use products that allow participation in a rising commodity price environment where possible and economic. As well, the Provident risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Fair Values

During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Provident’s financial derivative instruments have been classified as Level 2 instruments and are the only financial instruments carried at fair value as at December 31, 2010 and 2009.  The fair values of financial derivative instruments are determined by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, and volatility rates at the period-end dates.  All of Provident’s financial derivative instruments are executed in liquid markets.

Provident has also reflected management’s assessment of nonperformance risk, including credit risk, into the fair value measurement. In evaluating the credit risk component of nonperformance risk, Provident has considered prevailing market credit spreads.

As at December 31, 2010	Held for Trading	Loans and Receivables	Other Liabilities	Total Carrying Value
Assets
Cash and cash equivalents	$4,400	$-	$-	$4,400
Accounts receivable	-	206,631	-	206,631
Financial derivative instruments - current assets	487	-	-	487
	$4,887	$206,631	$-	$211,518

Liabilities
Accounts payable and accrued liabilities	$-	$-	$227,944	$227,944
Cash distributions payable	-	-	12,646	12,646
Current portion of convertible debentures	-	-	148,981	148,981
Financial derivative instruments - current liabilities	37,849	-	-	37,849
Long-term debt - revolving term credit facilities	-	-	72,882	72,882
Long-term debt - convertible debentures	-	-	251,891	251,891
Financial derivative instruments - long-term liabilities	19,601	-	-	19,601
Other long-term liabilities	-	-	18,735	18,735
	$57,450	$-	$733,079	$790,529

As at December 31, 2009	Held for Trading	Available for Sale	Loans and Receivables	Other Liabilities	Total Carrying Value
Assets
Cash and cash equivalents	$7,187	$-	$-	$-	$7,187
Accounts receivable	-	-	216,786	-	216,786
Financial derivative instruments - current assets	5,314	-	-	-	5,314
Investments and other long-term assets	-	18,733	-	-	18,733
	$12,501	$18,733	$216,786	$-	$248,020

Liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$221,417	$221,417
Cash distributions payable	-	-	-	13,468	13,468
Financial derivative instruments - current liabilities	86,441	-	-	-	86,441
Long-term debt - revolving term credit facilities	-	-	-	264,776	264,776
Long-term debt - convertible debentures	-	-	-	240,486	240,486
Financial derivative instruments - long -term liabilities	103,403	-	-	-	103,403
Other long-term liabilities	-	-	-	12,496	12,496
	$189,844	$-	$-	$752,643	$942,487

Except as disclosed in note 8 in connection with the convertible debentures, there were no significant differences between the carrying value of these financial instruments and their estimated fair value as at December 31, 2010.

The following table is a summary of the net financial derivative instruments liability:

	As at December 31,	As at December 31,
($ 000s)	2010	2009
Provident Upstream	$-	$2,438
Provident Midstream
Crude oil	28,313	103,022
Natural gas	19,102	79,847
NGL's (includes propane, butane)	10,363	(330)
Foreign exchange	(28)	(623)
Electricity	(421)	(26)
Interest	(366)	202
Total	$56,963	$184,530

Market Risk

Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices. Market risk generally comprises of price risk, currency risk and interest rate risk.

a)	Price risk

The decisions to enter into financial derivative positions and to execute the risk management strategy are made by senior officers of Provident who are also members of the RMC. The RMC receives input and commodity expertise from the business managers in the decision making process. Strategies are selected based on their ability to help Provident provide stable cash flow and distributions per unit rather than to simply lock in a specific commodity price.

Commodity price volatility and market location differentials affect the Midstream business. In addition, Midstream is exposed to possible price declines between the time Provident purchases natural gas liquid (NGL) feedstock and sells NGL products, and to narrowing frac spread ratios.  Frac spread ratio is the ratio between crude oil prices and natural gas prices.  There is also a differential between NGL product prices (propane, butane and condensate) and crude oil prices.

Provident responds to these risks using a risk management program that protects a margin or floor level of operating income on a portion of its NGL inventory and production, while retaining some ability to participate in a widening margin environment. Subject to market conditions, Provident’s intention is to hedge approximately 50 percent of its natural gas and natural gas liquids (NGL) volumes on a rolling 12 month basis. Also, subject to market conditions, Provident may add additional hedges as appropriate for up to 24 months.

b)	Currency risk

Provident’s commodity sales are exposed to both positive and negative effects of fluctuations in the Canadian/U.S. exchange rate.  Provident manages this exposure by matching a significant portion of the cash costs that it expects with revenues in the same currency.  As well, Provident uses derivative instruments to manage the U.S. cash requirements of its business.

Provident regularly sells or purchases forward a portion of expected U.S. cashflows.  Provident’s strategy also manages the exposure it has to fluctuations in the U.S./Canadian dollar exchange rate when the underlying commodity price is based upon a U.S. index price.  Provident may also use derivative products that provide for protection against a stronger Canadian dollar, while allowing it to participate if the currency weakens relative to the U.S. dollar.

c)	Interest rate risk

Provident’s revolving term credit facilities bear interest at a floating rate.  Using debt levels as at December 31, 2010, an increase/decrease of 50 basis points in the lender’s base rate would result in an increase/decrease of annual interest expense of approximately $0.4 million (2009 - $1.3 million). Provident has mitigated this risk by entering into interest rate financial derivative contracts for a portion of the outstanding long term debt.  The contracts settle against Canadian Bankers Acceptance CDOR rates.

Financial derivative sensitivity analysis

The following tables show the impact on unrealized gain (loss) on financial derivative instruments if the underlying risk variables of the financial derivative instruments changed by a specified amount, with other variables held constant.

($ 000s) As at December 31, 2010		+ Change	- Change

Frac spread related
Crude Oil	(WTI +/- $5.00 per bbl)	$(9,964)	$9,892
Natural Gas	(AECO +/- $1.00 per gj)	22,264	(22,272)
NGL's (includes propane, butane)	(Belvieu +/- US $0.10 per gal)	(9,160)	9,330
Foreign Exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.05)	(2,839)	2,840

Inventory, margin and other
Crude Oil	(WTI +/- $5.00 per bbl)	(5,506)	5,509
NGL's (includes propane, butane, natural gasoline)	(Belvieu +/- US $0.10 per gal)	2,480	(2,482)
Electricity	(AESO +/- $5.00 per MW/h)	435	(435)

Interest Rate	(Rate +/- 50 basis points)	$239	$(239)

($ 000s) As at December 31, 2009		+ Change	- Change
Provident Upstream
Crude Oil	(WTI +/- $10.00 per bbl)	$(259)	$490
Natural Gas	(AECO +/- $1.00 per gj)	(1,326)	2,915
Foreign exchange	(FX rate +/- $0.01)	(202)	203

Provident Midstream
Frac spread related
Crude Oil	(WTI +/- $10.00 per bbl)	$(74,887)	$75,054
Natural Gas	(AECO +/- $1.00 per gj)	46,731	(46,565)
NGL's (includes propane, butane)	(Belvieu +/- US $0.15 per gal)	(1,488)	1,487
Foreign Exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.01)	(1,386)	1,385

Inventory, margin and other
Crude Oil	(WTI +/- $10.00 per bbl)	(4,389)	4,388
NGL's (includes propane, butane, natural gasoline)	(Belvieu +/- US $0.15 per gal)	2,633	(2,632)
Electricity	(AESO +/- $5.00 per MW/h	437	(437)

Corporate
Interest Rate	(Rate +/- 50 basis points)	$1,765	$(1,765)

Liquidity Risk

Liquidity risk is the risk Provident will not be able to meet its financial obligations as they come due. Provident’s approach to managing liquidity risk is to ensure that it always has sufficient cash and credit facilities to meet its obligations when due, without incurring unacceptable losses or damage to Provident’s reputation.

Management typically forecasts cash flows for a period of twelve months to identify financing requirements. These requirements are then addressed through a combination of committed and demand credit facilities and access to capital markets, as discussed in note 14.

The following table outlines the timing of the cash outflows relating to financial liabilities.

As at December 31, 2010	Payment due by period
($ 000s)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$227,944	$227,944	$-	$-	$-
Cash distributions payable	12,646	12,646	-	-	-
Financial derivative instruments - current	37,849	37,849	-	-	-
Long-term debt - revolving term credit facilities (1) (3)	83,557	3,096	80,461	-	-
Long-term debt - convertible debentures (2) (3)	504,885	169,583	123,126	19,838	192,338
Long-term financial derivative instruments	19,601	-	19,601	-	-
Other long-term liabilities (3)	21,136	1,736	13,541	2,433	3,426
Total	$907,618	$452,854	$236,729	$22,271	$195,764
(1) The terms of the Canadian credit facility have a revolving three year period expiring on June 28, 2013.
(2) Includes current portion of convertible debentures.
(3) Includes associated interest or accretion and principal payments.

Credit Risk

Provident's Credit Policy governs the activities undertaken to mitigate the risks associated with counterparty (customer) non-payment.  The Policy requires a formal credit review for counterparties entering into a commodity contract with Provident.  This review determines an approved credit limit.  Activities undertaken include regular monitoring of counterparty exposures to approved credit limits, financial review of all active counterparties, utilizing master netting arrangements and International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  Financial assurances include guarantees, letters of credit and cash.  In addition, Provident has a diversified base of creditors.

Substantially all of Provident’s accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Settlement of financial derivative contracts

Midstream financial derivative contract buyout

In April 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business for a total realized loss of $199.1 million. The carrying value of these specific contracts at March 31, 2010 was a liability of $177.7 million resulting in an offsetting unrealized gain in the second quarter of 2010. The buyout of Provident’s forward mark to market positions allows Provident to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory to protect margins for terms of up to two years.

The following table summarizes the impact of financial derivative contracts settled during the year ended December 31, 2010 and 2009 that are included in realized loss on financial derivative instruments. The table excludes the impact of the Midstream financial derivative contract buyout, presented separately on the Consolidated Statement of Operations.

Realized loss on financial derivative instruments	Year ended December 31,
	2010		2009
($ 000s except volumes)		Volume (1)		Volume (1)

Crude oil	$(14,848)	2.2	$29,007	4.1
Natural gas	(29,849)	16.9	(95,188)	23.0
NGL's (includes propane, butane)	(9,454)	1.8	5,072	0.8
Foreign exchange	3,766		(3,505)
Electricity	367		(1,276)
Interest rate	(847)		(853)
Realized loss on financial derivative instruments	$(50,865)		$(66,743)
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

The contracts in place at December 31, 2010 are summarized in the following tables:

Provident Midstream
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2011	Crude Oil	1,000	Bpd	US $84.57 per bbl (4) (11)	January 1 - March 31
		701	Bpd	US $76.40 per bbl (4) (11)	January 1 - March 31
		1,944	Bpd	US $83.25 per bbl (4) (12)	January 1 - March 31
		1,151	Bpd	US $83.18 per bbl (4) (10)	January 1 - December 31
		1,833	Bpd	US $81.83 per bbl (4) (11)	April 1 - December 31
		815	Bpd	US $87.13 per bbl (4) (11)	October 1 - December 31
		1,005	Bpd	Costless Collar US $60.64 floor, US $73.45 ceiling	January 1 - September 30
		416	Bpd	Participating Swap Cdn $84.38 per bbl (Average Participation 25% above the floor price)	October 1 - December 31
		250	Bpd	Participating Swap US $63.00 per bbl (Average Participation 64% above the floor price)	January 1 - December 31
	Natural Gas	(62,630)	Gjpd	Cdn $4.03 per gj (3)	January 1 - December 31
		(2,337)	Gjpd	Participating Swap Cdn $8.28 per gj (Average Participation 25% below the ceiling price)	October 1 - December 31
	Propane	5,507	Bpd	US $1.0963 per gallon (5) (10)	January 1 - December 31
		6,722	Bpd	US $1.088 per gallon (5) (12)	January 1 - March 31
		(3,273)	Bpd	US $1.009 per gallon (5) (11)	April 1 - December 31
	Normal Butane	(536)	Bpd	US $1.3975 per gallon (6) (11)	January 1 - March 31
		2,389	Bpd	US $1.39 per gallon (6) (12)	January 1 - March 31
		2,500	Bpd	US $1.43 per gallon (6) (10)	January 1 - March 31
	ISO Butane	(288)	Bpd	US $1.4375 per gallon (7) (11)	January 1 - March 31
	Natural Gasoline	(1,000)	Bpd	US $1.83 per gallon (8) (11)	January 1 - March 31
	Electricity	(10)	MW/hpd	Cdn $45.45 per MW/h (9)	January 1 - December 31
	Foreign Exchange			Sell US $479,063 per month @ 0.9725 (13)	January 1 - December 31
				Sell US $980,417 per month @ 1.0805 (13)	January 1 - June 30
				Sell US $3,588,000 per month @ 1.0918 (13)	July 1 - September 30

Provident Midstream continued
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period
2012	Crude Oil	1,846	Bpd	US $81.83 per bbl (4) (11)	January 1 - March 31
		815	Bpd	US $87.60 per bbl (4) (11)	January 1 - March 31
		1,445	Bpd	Participating Swap Cdn $85.19 per bbl (Average Participation 27% above the floor price)	February 1 - December 31
		1,352	Bpd	Participating Swap US $72.22 per bbl (Average Participation 51% above the floor price)	March 1 - December 31
	Natural Gas	(9,578)	Gjpd	Participating Swap Cdn $8.55 per gj (Average Participation 28% below the ceiling price)	February 1 - December 31
	Propane	(3,297)	Bpd	US $1.0094 per gallon (5) (11)	January 1 - March 31
	Foreign Exchange			Sell US $2,016,783 per month @ 1.0119 (13)	March 1 - March 31
				Sell US $1,041,721 per month @ 0.9413 (13)	April 1 - October 31
				Sell US $681,260 per month @ 0.9850 (13)	May 1 - October 31
				Sell US $1,437,986 per month @ 0.9659 (13)	July 1 - December 31
				Sell US $1,634,227 per month @ 0.9829 (13)	October 1 - December 31
				Sell US $1,420,538 per month @ 0.9995 (13)	November 1 - December 31

2013	Crude Oil	1,250	Bpd	Participating Swap Cdn $84.90 per bbl (Average Participation 25% above the floor price)	January 1 - March 31
		758	Bpd	Participating Swap Cdn $85.62 per bbl (Average Participation 30% above the floor price)	January 1 - March 31
	Natural Gas	(9,524)	Gjpd	Participating Swap Cdn $8.87 per gj (Average Participation 22% below the ceiling price)	January 1 - March 31
	Foreign Exchange			Sell US $1,651,990 per month @ 0.9829 (13)	January 1 - January 31
				Sell US $1,397,250 per month @ 0.9995 (13)	January 1 - March 31

Corporate
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

	Interest Rate	$ 200,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.1885% (14)	Jan 1 2011 - May 31 2011
		$ 50,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.1950% (15)	Jan 1 2011 - May 31 2011
		$ 180,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.8770% (14)	June 1 2011 - June 30 2013

(1) The above table represents a number of transactions entered into over an extended period of time.
(2) The above table excludes transactions noted in the April 19, 2010 press release that were executed to buyout fixed price crude oil & natural gas swaps.
(3) Natural gas contracts are settled against AECO monthly index.
(4) Crude Oil contracts are settled against NYMEX WTI calendar average.
(5) Propane contracts are settled against Belvieu C3 TET.
(6) Normal Butane contracts are settled against Belvieu NC4 NON-TET & Belvieu NC4 TET.
(7) ISO Butane contracts are settled against Belvieu IC4 NON-TET.
(8) Natural Gasoline contracts are settled against Belevieu NON-TET Natural Gasoline.
(9) Electricity contracts are settled against the hourly price of electricity as published by the AESO in $/MWh.
(10) Midstream Frac Spread contracts.
(11) Midstream buy/sell contracts.
(12) Midstream inventory price stabilization contracts.
(13) US Dollar forward contracts are settled against the Bank of Canada noon rate average.  Selling notional US dollars for Canadian dollars at a fixed exchange rate results in a fixed Canadian dollar price for the hedged commodity.

(14) Interest rate forward contract settles quarterly against 1M CAD BA CDOR interest rate.
(15) Interest rate forward contract settles quarterly against 3M CAD BA CDOR interest rate.

14.	Capital management

Provident considers its total capital to be comprised of net debt and Unitholders’ Equity.  Net debt is comprised of long-term debt and working capital surplus, excluding balances for the current portion of financial derivative instruments.  The balance of these items at December 31, 2010 and December 31, 2009 were as follows:

	As at	As at
	December 31,	December 31,
($000s)	2010	2009
Working capital surplus (1)	$(56,848)	$(31,152)
Long-term debt (including current portion)	473,754	505,262
Net debt	416,906	474,110
Unitholders' equity	587,218	1,381,399
Total capitalization	$1,004,124	$1,855,509

Net debt to total capitalization	42%	26%
(1) The working capital surplus excludes balances for the current portion of financial derivative instruments.

Provident’s primary objective for managing capital is to maximize long-term Unitholder value by:

•	providing an appropriate return to unitholders relative to the risk of Provident’s underlying assets; and
•	ensuring financing capacity for Provident’s internal development opportunities and acquisitions of energy related assets that are expected to add value to our Unitholders.

Provident makes adjustments to its capital structure based on economic conditions and Provident’s planned requirements.  Provident has the ability to adjust its capital structure by issuing new equity or debt, controlling the amount it returns to unitholders, and making adjustments to its capital expenditure program.  Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” (see note 19).

15.	Product sales and service revenue

For the year ended December 31, 2010, included in product sales and service revenue is $202.7 million (2009 - $202.8 million) associated with the U.S. midstream operations.

16.	Strategic review and restructuring

In continuation with the previously announced strategic review process, on April 19, 2010, Provident announced a strategic transaction to separate its Upstream and Midstream businesses. An agreement was reached with Midnight Oil Exploration Ltd. (“Midnight”) to combine the remaining Provident Upstream business with Midnight in a $416 million transaction.  The arrangement received the approval of Provident unitholders and Midnight shareholders, as well as court and regulatory approvals that are typical for transactions of this nature. Closing of this arrangement occurred on June 29, 2010. In conjunction with this transaction and other initiatives, Provident completed an internal reorganization to continue as a pure play, cash distributing natural gas liquids (NGL) infrastructure and services business which resulted in staff reductions at all levels of the organization, including senior management.

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” (see note 19).

For the year ended December 31, 2010, strategic review and restructuring costs were $31.7 million, of which $13.8 million were attributable to continuing operations (2009 – $12.3 million and $9.3 million, respectively). The costs are comprised primarily of severance, consulting and legal costs related to the sale of the Upstream business. In the fourth quarter of 2010, $1.9 million in costs were incurred related to Provident’s reorganization into a dividend paying corporation effective January 1, 2011.

17.	Discontinued operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight to form Pace Oil & Gas Ltd. (“Pace”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Under the Arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which held all of the producing oil and gas properties and reserves associated with Provident’s Upstream business. Effective in the second quarter of 2010, Provident’s Upstream business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation. Total consideration from the transaction was $423.7 million, consisting of $115 million in cash and approximately 32.5 million shares of Pace valued at $308.7 million at the time of the closing. Associated transaction costs were $8.1 million. Under the terms of the Arrangement, Provident unitholders divested a portion of each of their Provident units to receive 0.12225 shares of Pace, which was recorded as a non-cash distribution by Provident, valued at $308.7 million.  Provident recorded a loss on sale of $475.3 million and $157.6 million in future tax recovery related to this transaction. This transaction completed the full sale of the Provident Upstream business in a series of transactions between September 2009 to June 2010.

The following table presents information on the net loss from discontinued operations.

Net loss from discontinued operations	Year ended December 31,
Canadian dollars (000's)	2010	2009
Revenue	$77,114	$277,596
Loss from discontinued operations before taxes and impact of sale of discontinued operations (1)	(144,774)	(163,545)
Loss on sale of discontinued operations	(475,335)	-
Capital tax expense	-	(2,313)
Current tax expense	(1)	(12)
Future income tax recovery	181,523	71,682
Net loss from discontinued operations for the period	$(438,587)	$(94,188)
Per unit
- basic	$(1.65)	$(0.36)
- diluted	$(1.55)	$(0.36)
(1) In 2010, interest expense of $2.5 million (2009 - $7.0 million) was allocated to discontinued operations on a prorata basis calculated as the proportion of net assets of the Upstream business to the sum of total net assets of the Trust plus long-term debt.

The carrying amounts of major classes of assets and liabilities included as part of the Upstream business as at the date of the sale were as follows:

Canadian dollars (000s)

Property, plant and equipment	$928,465
Asset retirement obligation	(29,224)
Other	(8,340)
$890,901

18.	Commitments

Provident has entered into operating leases for offices that extend through June 2022. However, a significant portion will be recovered through subleases with third parties. In relation to the Midstream business, Provident is committed to minimum lease payments under the terms of various tank car leases for five years.  Additionally, under an arrangement to use a third party interest in the Younger Plant, Provident has a commitment to make payments calculated with reference to a number of variables including return on capital.

Future minimum lease payments under non-cancelable operating leases are as follows:

As at December 31, 2010	Payment due by period
($ 000s)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Operating Leases
Office leases	$58,432	$11,349	$23,484	$23,599	$-
Sublease recovery	(42,490)	(8,861)	(18,985)	(14,644)	-
	15,942	2,488	4,499	8,955	-
Rail tank cars	15,195	7,711	6,405	1,079	-
Younger plant	22,639	5,036	9,211	8,392	-
Total	$53,776	$15,235	$20,115	$18,426	$-

19.	Subsequent events

Corporate conversion and corporate dividend policy

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” Under the plan of arrangement, former holders of trust units of the Trust received one common share in Provident Energy Ltd. in exchange for each trust unit held in the Trust. Holders of the outstanding convertible debentures will be entitled, upon conversion, to receive common shares in Provident Energy Ltd. on the same basis that they were entitled to receive trust units of the Trust prior to the corporate conversion.

This arrangement will be accounted for on a continuity of interests basis and accordingly, the consolidated financial statements will reflect the financial position, results of operations and cash flows as if Provident Energy Ltd. had always carried on the business formerly carried on by the Trust. Assets, liabilities and equity balances will carryover at the same amount as was recognized in the Trust.

Provident Energy Ltd.’s dividend level, beginning with the January 2011 dividend is currently set at $0.045 per share per month, which reflects a reduction from the previous monthly cash distribution of $0.06 per unit. This dividend level is intended to allow for internally generated cash flow to support organic growth, maintain a strong balance sheet and provide sustainable monthly dividends to shareholders.

Offer to purchase convertible debentures

On January 13, 2011, in connection with the recently completed corporate conversion, Provident Energy Ltd. announced an offer to purchase for cash its 6.5% convertible unsecured debentures maturing on August 31, 2012 (the “C series”) and its 6.5% convertible debentures maturing on April 30, 2011 (the “D series”) at a price equal to 101 percent of their principal amounts plus accrued and unpaid interest. The offer was completed on February 21, 2011 and resulted in Provident taking up and cancelling approximately $4 million principal amount of C series debentures and $81 million principal amount of D series debentures. The total offer price, including any accrued and unpaid interest, was funded by Provident Energy Ltd.’s existing revolving term credit facility. Following the completion of the offer, approximately $95 million principal amount of the C series debentures and approximately $69 million principal amount of the D series debentures remain outstanding in accordance with their terms.

20.	Reconciliation of financial statements to United States generally accepted accounting principles (U.S. GAAP)

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  Any differences in accounting principles to U.S. GAAP as they pertain to the accompanying financial statements are not material except as described below.  All adjustments are measurement differences.  The majority of differences relate to the Upstream business, which was sold in the second quarter of 2010. Accordingly, Provident’s Upstream business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation.  Disclosure items are not noted.

Consolidated Statements of Earnings - U.S. GAAP
For the year ended December 31, (Cdn $000s)	2010	2009

Net loss as reported	$(335,095)	$(89,020)
Adjustments
Loss on sale of discontinued operations, net of tax (g)	291,005	-
Other adjustments to net income from discontinued operations (a) (b)	118,633	118,875
Net income – U.S. GAAP	$74,543	$29,855
Other comprehensive income	-	2,183
Comprehensive income	$74,543	$32,038
Net income from continuing operations per unit
- basic	$0.39	$0.02
- diluted	$0.37	$0.02
Net income per unit
- basic	$0.28	$0.11
- diluted	$0.27	$0.11

Condensed Consolidated Balance Sheet
As at December 31, (Cdn$ 000s)	2010		2009
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Deferred financing charges (d)	$-	$11,385	$-	$2,956
Property, plant and equipment (a)	832,250	832,250	2,025,044	916,683
Goodwill (f)	100,409	100,409	100,409	517,299
Liabilities and unitholders’ equity
Current portion of convertible debentures (d)	148,981	149,358	-	-
Long-term debt - revolving term credit facilities (d)	72,882	75,317	264,776	264,776
Long-term debt - convertible debentures (d)	251,891	260,464	240,486	243,442
Future income tax (asset) liability (a) (b)	(50,375)	(50,375)	162,665	(119,168)
Units subject to redemption (e)	-	1,965,831	-	1,855,405
Unitholders' equity (e) (f)	587,218	(1,378,613)	1,381,399	(883,644)

(a)
Under the Canadian cost recovery ceiling test the recoverability of the oil and natural gas assets is tested by comparing the carrying value of the assets to the sum of the undiscounted proved reserve cash flows expected using future price estimates.  If the carrying value is not recoverable, the assets are written down to their fair value determined by comparing the future cash flows from the proved plus probable reserves discounted at Provident’s risk free interest rate.   Any excess carrying value of the assets on the balance sheet above fair value would be recorded in depletion, depreciation and accretion expense as a permanent impairment.  Under U.S. GAAP, companies utilizing the full cost method of accounting for oil and natural gas activities perform a ceiling test using discounted future net revenue from proved oil and natural gas reserves discounted at 10 percent.  Prices used in the U.S. GAAP ceiling tests are those that represent an average of the prices on the first day of each month in the calendar year.  The amounts recorded for depletion and depreciation have been adjusted in the periods as a result of differences in write down amounts recorded pursuant to U.S. GAAP compared to Canadian GAAP.

Under Canadian GAAP, Provident performed an impairment test of its Upstream oil and gas assets and    recorded a ceiling test impairment of $99.1 million in the first quarter of 2010 (2009 – nil). However, under U.S. GAAP the book value of the reporting unit was lower than the Canadian GAAP book value, primarily due to prior years’ U.S. GAAP ceiling test impairments.  Using the lower book value under U.S. GAAP resulted in no ceiling test impairment for U.S. GAAP purposes in 2010.  Related to the reduced impairment loss of $99.1 million is reduced future income tax recoveries of approximately $25.2 million (2009 – nil) under U.S. GAAP. In 2010, the Upstream business was sold and therefore the associated property, plant and equipment was removed from the balance sheet, thus eliminating any ongoing GAAP difference for property, plant and equipment.

(b)
The Canadian liability method of accounting for income taxes in CICA handbook Section 3465 “Income taxes” is similar to the requirements for U.S. GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in Provident’s financial statements or tax returns.  Pursuant to U.S. GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted rates.  In addition, U.S. GAAP uses a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  U.S. GAAP also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosures and transitions as well as specifically scopes out accounting for contingencies. In 2010, the Upstream business was sold and therefore associated future income tax balances were removed from the balance sheet, thus eliminating any ongoing GAAP difference for future income taxes.

(c)
The consolidated statements of cash flows and operations and accumulated income are prepared in accordance with Canadian GAAP and conform in all material respects with U.S. GAAP except for that U.S. GAAP requires disclosure on the consolidated statement of operations when depreciation, depletion and amortization are excluded from cost of goods sold.  This disclosure has not been noted on the face of the consolidated statement of operations.

(d)	U.S. GAAP requires debt issue costs to be recorded as deferred charges. Under Canadian GAAP, these costs are recorded against long-term debt.

(e)
Under U.S. GAAP, a redemption feature of equity instruments exercisable at the option of the holder requires that such equity be excluded from classification as permanent equity and be reported as temporary equity at the equity’s redemption value.  Changes in redemption value in the period (2010 - $78.3 million increase; 2009 - $445.9 million increase) are recorded to accumulated earnings.  Under Canadian GAAP, such equity instruments are considered to be permanent equity and are presented as unitholder’s equity.  Provident’s units have a redemption feature, which qualify them to be considered under this guidance.

(f)
Under both Canadian and U.S. GAAP, goodwill is tested for impairment at least annually.  Both GAAPs require that the fair value of the reporting unit be determined and compared to the book value of the reporting unit.  Under Canadian GAAP, this resulted in impairment being recorded in 2008 relating to the Upstream business.  Under U.S. GAAP the book value of the reporting unit was lower than the Canadian GAAP book value, primarily due to ceiling test impairments.  Using the lower book value under U.S. GAAP resulted in no goodwill impairment in 2008. In 2010, the Upstream business was sold and therefore the associated goodwill was removed from the U.S. GAAP balance sheet, thus eliminating any ongoing GAAP difference for goodwill.

(g)
On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight to form Pace Oil & Gas Ltd. (“Pace”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Under the Arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which held all of the producing oil and gas properties and reserves associated with Provident’s Upstream business. Effective in the second quarter of 2010, Provident’s Upstream business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation. Under Canadian GAAP, Provident recorded a loss on sale of discontinued operations of $317.7 million, net of tax. Due to differences in carrying values under U.S. GAAP for property, plant and equipment, goodwill, and future income taxes associated with the Upstream business, the loss on sale of discontinued operations under U.S. GAAP was $26.7 million, net of tax. This transaction completed the full sale of the Provident Upstream business in a series of transactions between September 2009 to June 2010.